

January 16, 2009

By Facsimile and U.S. Mail

Mr. John Hiner
Chief Executive Officer
Geocom Resources Inc.
114 West Magnolia Street, Suite 413
Bellingham, WA 98225

> **Re:** **Geocom Resources Inc.**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
> **Filed November 13, 2007**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2008**
> **Filed December 3, 2008**
> **Response Letter Dated November 20, 2008**
> **File No. 000-49621**

Dear Mr. Hiner:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated November 20, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Consolidated Statements of Operations

1.   Please clarify why the $42,710 of unrealized losses on marketable securities recorded in other comprehensive income of the year ended June 30, 2008 is greater than the related balance sheet change in marketable securities for the comparable periods.

Exhibits 31.1 and 31.2

2.   It appears you inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8760 and modify your certifications, as necessary, to include this required language.

Engineering Comment

Cucaracha, Chile, page 15,

Santa Rosa and Marcelita, Chile, page 16

South Chile Recon Program - Regions 10 and 11, Patagonia area of southern Chile, pages 17, 18

3.   We re-issue prior comment 12.   We note your disclosure of samples ranges, sample values up to, and grab samples within your form 10-KSB filed December 3, 2008, which was contrary to your response of November 20, 2008. Please expand your disclosure to address these sampling disclosures. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief